

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2023

Jack Leeney
Chief Executive Officer
7GC & Co. Holdings Inc.
388 Market Street, Suite 1300
San Francisco, CA 94111

> **Re: 7GC & Co. Holdings Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed October 26, 2023**
> **File No. 333-274278**

Dear Jack Leeney:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-4

Summary of Proxy Statement/Prospectus
Sources and Uses of Funds for the Business Combination, page 23

1. Your sources of funds assumes that you will enter into a $20.0 million Pipe transaction and a $5.0 million bridge funding prior to closing. Please tell us, and revise to clarify, the current status of such funding. To the extent these transactions may not close as anticipated, tell us why you believe inclusion of such amounts in your sources of funds assumptions is appropriate.

<u>Stockholder Proposal No. 4 - The Direction Election Proposal, page 140</u>

2.   Your revised disclosure in response to prior comment 1 appears to indicate that Banzai designated four of the five New Banzai Board members. However, your disclosures here continue to indicate that the 7GC Board nominated each of the new Banzai Board members. Please revise to clarify this apparent inconsistency.

      Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Crispino at 202-551-3456 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Mike Heinz